Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three months ended March 31, 2026

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

		Three months ended March 31,
	Notes	2026	2025
Revenue	10	$1,643.8	$1,560.1
Expenses
Cost of sales		1,344.0	1,272.6
Selling, general and administrative expenses		265.8	286.2
Interest and other finance costs	8	139.6	210.4
(Gain) loss on sale of property and equipment		(3.6)	3.2
Loss (gain) on foreign exchange		93.7	(5.7)
Change in value on Call Option	3	10.0	—
Other		11.0	8.0
		1,860.5	1,774.7
Share of net loss of investments accounted for using the equity method	3	(55.5)	(51.7)
Loss before income taxes		(272.2)	(266.3)
Current income tax expense		36.5	33.2
Deferred tax recovery		(89.5)	(85.6)
Income tax recovery		(53.0)	(52.4)
Net loss from continuing operations		(219.2)	(213.9)
Net income from discontinued operations	17	—	3,620.8
Net (loss) income		(219.2)	3,406.9
Less: Net loss attributable to non-controlling interests		(3.5)	(2.7)
Net (loss) income attributable to GFL Environmental Inc.		$(215.7)	$3,409.6

Items that may be subsequently reclassified to net (loss) income
Currency translation adjustment		163.7	(10.4)
Reclassification to net (loss) income of fair value movements on cash flow hedges, net of tax		1.2	6.0
Fair value movements on cash flow hedges, net of tax		(2.2)	7.3
Share of other comprehensive loss of investments accounted for using the equity method		(2.9)	—
Other comprehensive income		159.8	2.9
Comprehensive loss from continuing operations		(59.4)	(211.0)
Comprehensive income from discontinued operations	17	—	3,444.3
Total comprehensive (loss) income		(59.4)	3,233.3
Less: Total comprehensive loss attributable to non-controlling interests		(0.5)	(2.9)
Total comprehensive (loss) income attributable to GFL Environmental Inc.		$(58.9)	$3,236.2

Basic and diluted (loss) income per share	9
Continuing operations		$(0.63)	$(0.58)
Discontinued operations		—	9.25
Total operations		$(0.63)	$8.67

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	March 31, 2026	December 31, 2025
Assets
Cash		$1,436.2	$85.6
Trade and other receivables, net		863.6	802.0
Income taxes recoverable		62.3	96.0
Prepaid expenses and other assets		153.5	180.6
Current assets		2,515.6	1,164.2

Property and equipment, net	4	7,461.0	7,324.3
Intangible assets, net	5	1,737.2	1,757.0
Investments accounted for using the equity method	3	1,865.4	1,898.0
Other long-term assets		277.3	256.8
Goodwill	5	7,012.5	6,894.9
Non-current assets		18,353.4	18,131.0
Total assets		$20,869.0	$19,295.2

Liabilities
Accounts payable and accrued liabilities		$1,542.2	$1,888.3
Income taxes payable		3.9	5.7
Lease obligations		73.8	59.9
Landfill closure and post-closure obligations	6	46.1	44.0
Current liabilities		1,666.0	1,997.9

Long-term debt	7	9,375.1	7,422.6
Lease obligations		444.2	450.6
Other long-term liabilities		34.5	34.5
Deferred income tax liabilities		701.3	777.7
Landfill closure and post-closure obligations	6	1,186.0	1,126.5
Non-current liabilities		11,741.1	9,811.9
Total liabilities		13,407.1	11,809.8

Shareholders’ equity
Share capital		7,051.8	7,008.4
Contributed surplus		205.7	205.7
Retained earnings		6.3	229.5
Accumulated other comprehensive income (loss)		16.0	(140.8)
Total GFL Environmental Inc.’s shareholders’ equity		7,279.8	7,302.8
Non-controlling interests		182.1	182.6
Total shareholders’ equity		7,461.9	7,485.4
Total liabilities and shareholders’ equity		$20,869.0	$19,295.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	(Deficit) Retained earnings	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2024		411,982,011	$9,938.0	$151.3	$(3,573.5)	$(72.7)	$535.3	$6,978.4	$243.3	$7,221.7
Net income and comprehensive income		—	—	—	3,409.6	13.3	(186.7)	3,236.2	(2.9)	3,233.3
Dividends issued and paid		—	—	—	(7.9)	—	—	(7.9)	—	(7.9)
Repurchased and cancelled shares		(31,725,083)	(2,218.4)	—	—	—	—	(2,218.4)	—	(2,218.4)
Share capital issued on settlement of RSUs		851,576	52.5	(52.5)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		515,764	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	59.7	—	—	—	59.7	—	59.7
Balance, March 31, 2025		381,624,268	$7,772.1	$158.5	$(171.8)	$(59.4)	$348.6	$8,048.0	$240.4	$8,288.4

Balance, December 31, 2025		370,987,003	$7,008.4	$205.7	$229.5	$(27.6)	$(113.2)	$7,302.8	$182.6	$7,485.4
Net loss and comprehensive loss		—	—	—	(215.7)	(1.0)	157.8	(58.9)	(0.5)	(59.4)
Dividends issued and paid		—	—	—	(7.5)	—	—	(7.5)	—	(7.5)
Share capital issued upon acquisition of subsidiary	12	93,315	5.8	—	—	—	—	5.8	—	5.8
Share capital issued on settlement of RSUs	12	672,409	37.6	(37.6)	—	—	—	—	—	—
Share-based payments	12	—	—	37.6	—	—	—	37.6	—	37.6
Balance, March 31, 2026		371,752,727	$7,051.8	$205.7	$6.3	$(28.6)	$44.6	$7,279.8	$182.1	$7,461.9

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended March 31,
	Notes	2026	2025
Operating activities
Net (loss) income		$(219.2)	$3,406.9
Adjustments for non-cash items
Depreciation of property and equipment	4	273.7	257.9
Amortization of intangible assets	5	72.6	61.4
Share of net loss of investments accounted for using the equity method	3	55.5	51.7
Gain on divestitures		—	(4,466.8)
Other		3.9	8.0
Interest and other finance costs	8	139.6	212.0
Share-based payments	12	37.6	59.7
Loss (gain) on unrealized foreign exchange		94.2	(6.6)
(Gain) loss on sale of property and equipment		(3.6)	4.4
Change in value on Call Option	3	10.0	—
Current income tax expense		36.5	59.7
Deferred tax (recovery) expense		(89.5)	762.0
Interest paid in cash		(118.9)	(188.7)
Income taxes paid in cash, net		(3.7)	(4.6)
Changes in non-cash working capital items	13	(117.2)	(41.5)
Landfill closure and post-closure expenditures	6	(3.7)	(2.0)
		167.8	173.5
Investing activities
Purchase of property and equipment		(386.2)	(314.6)
Proceeds from disposal of assets and other		5.3	3.7
Proceeds from divestitures		—	5,929.6
Business acquisitions and investments, net of cash acquired	3	(144.3)	(241.0)
Distribution received from associates and joint ventures		4.5	3.6
		(520.7)	5,381.3
Financing activities
Repayment of lease obligations		(25.5)	(25.6)
Issuance of long-term debt		3,016.7	706.9
Repayment of long-term debt		(1,208.5)	(3,723.8)
Proceeds from termination of hedged arrangements		—	28.0
Payment of contingent purchase consideration and holdbacks	3	(14.4)	(2.4)
Repurchase of subordinate voting shares, inclusive of tax		(57.0)	(2,134.6)
Dividends issued and paid		(7.5)	(7.9)
Payment of financing costs		(13.8)	(0.1)
Repayment of loan to related party		—	(2.9)
		1,690.0	(5,162.4)

Increase in cash		1,337.1	392.4
Changes due to foreign exchange revaluation of cash		13.5	11.0
Cash, beginning of period		85.6	133.8
Cash, end of period		$1,436.2	$537.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office under the Business Corporations Act (Ontario) is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9 and its executive headquarters is located at 1759 Purdy Avenue, Suite 300, Miami Beach, Florida, 33139.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at March 31, 2026.

The Board of Directors approved the Interim Financial Statements on April 29, 2026.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

New accounting standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements (IFRS 18) which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. IFRS 18 is effective for annual periods on or after January 1, 2027. GFL continues to evaluate the impact of this new standard.

Certain other new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the three months ended March 31, 2026, GFL acquired 3 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date for the period indicated:

Three months ended March 31, 2026
Net working capital, including cash acquired of $0.2 million	$(3.7)
Property and equipment	26.7
Intangible assets	36.0
Goodwill	33.8
Lease obligations	(3.8)
Other long-term liabilities	(0.3)
Deferred income tax liabilities	(2.8)
Net assets acquired	$85.9

Share consideration issued	$5.8
Cash paid	80.1
Total consideration	$85.9

In addition to the cash consideration noted above, during the three months ended March 31, 2026, GFL paid $14.4 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the three months ended March 31, 2026, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in property and equipment of $1.9 million, a decrease in intangible assets of $2.3 million, a decrease in deferred income tax liabilities of $0.3 million and an increase in goodwill of $0.1 million.

Approximately $26.5 million of the goodwill acquired during the three months ended March 31, 2026 ($92.5 million of the goodwill acquired during the three months ended March 31, 2025) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $4.0 million and $0.1 million, respectively, attributable to the 2026 acquisitions, are included in these Interim Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Pro forma results of operations

If the 2026 acquisitions had occurred on January 1, 2026, the unaudited consolidated pro forma revenue and loss before income taxes for the three months ended March 31, 2026 would have been $1,647.5 million and $271.5 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

Investments in Associates

Effective March 1, 2025, GFL completed the divestiture of its Environmental Services line of business (“GFL Environmental Services”). GFL has the option to repurchase the balance of the equity of GFL Environmental Services (the “Call Option”). As at March 31, 2026, the Call Option had a fair value of $130.0 million ($140.0 million as at December 31, 2025).

As at March 31, 2026, GFL held investments in associates of $1,748.5 million ($1,782.9 million as at December 31, 2025). GFL has accounted for these investments in associates using the equity method.

For the three months ended March 31, 2026, GFL’s share of loss from associates was $58.6 million ($50.5 million for the three months ended March 31, 2025). For the three months ended March 31, 2026, GFL’s share of total comprehensive loss from associates was $62.0 million ($50.5 million for the three months ended March 31, 2025).

Investments in Joint Ventures

GFL has invested in certain renewable natural gas (“RNG”) projects through joint ventures. During the three months ended March 31, 2026, GFL made contributions of $1.2 million ($1.2 million for the three months ended March 31, 2025) to RNG joint ventures. As at March 31, 2026, GFL held investments in RNG joint ventures of $116.9 million ($115.1 million as at December 31, 2025). GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

For the three months ended March 31, 2026, GFL’s share of income (loss) and total comprehensive income (loss) from joint ventures was $3.1 million ($(1.2) million for the three months ended March 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of-use assets	Total
Cost
Balance, December 31, 2025	$1,826.1	$4,061.2	$2,838.7	$1,547.7	$145.9	$1,009.0	$633.9	$12,062.5
Additions	48.2	42.8	96.3	23.2	43.9	15.1	14.7	284.2
Acquisitions via business combinations	4.6	—	11.6	2.8	—	3.9	3.8	26.7
Adjustments for prior year acquisitions	1.9	—	0.1	(0.1)	—	—	—	1.9
Adjustments for asset retirement obligations	—	16.9	—	—	—	—	—	16.9
Disposals	(0.2)	—	(14.2)	(0.6)	—	(1.3)	—	(16.3)
Transfers	17.3	8.4	2.8	73.1	(101.6)	—	—	—
Changes in foreign exchange	20.9	61.3	31.3	15.7	1.1	14.6	2.6	147.5
Balance, March 31, 2026	1,918.8	4,190.6	2,966.6	1,661.8	89.3	1,041.3	655.0	12,523.4

Accumulated depreciation
Balance, December 31, 2025	307.3	1,733.6	1,191.0	753.4	—	547.6	205.3	4,738.2
Depreciation	19.6	92.8	71.3	38.5	—	27.2	24.3	273.7
Disposals	—	—	(12.9)	(0.5)	—	(0.3)	—	(13.7)
Impairment	—	—	2.2	—	—	—	—	2.2
Changes in foreign exchange	4.0	27.1	14.8	5.9	—	8.8	1.4	62.0
Balance, March 31, 2026	330.9	1,853.5	1,266.4	797.3	—	583.3	231.0	5,062.4

Carrying amounts
At December 31, 2025	$1,518.8	$2,327.6	$1,647.7	$794.3	$145.9	$461.4	$428.6	$7,324.3
At March 31, 2026	$1,587.9	$2,337.1	$1,700.2	$864.5	$89.3	$458.0	$424.0	$7,461.0

For the three months ended March 31, 2026, total depreciation of property and equipment was $273.7 million ($257.9 million for the three months ended March 31, 2025), $265.3 million of which was included in cost of sales ($249.8 million for the three months ended March 31, 2025) and $8.4 million of which was included in selling, general and administrative expenses ($8.1 million for the three months ended March 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2025	$6,894.9	$526.4	$2,700.6	$71.2	$472.5	$10,665.6
Acquisitions via business combinations	33.8	—	29.4	—	6.6	69.8
Adjustments for prior year acquisitions	0.1	—	(8.5)	0.1	6.1	(2.2)
Other	—	—	2.6	—	—	2.6
Disposals	—	—	(0.1)	—	—	(0.1)
Changes in foreign exchange	83.7	1.7	26.8	1.4	6.0	119.6
Balance, March 31, 2026	7,012.5	528.1	2,750.8	72.7	491.2	10,855.3

Accumulated amortization
Balance, December 31, 2025	—	—	1,647.7	17.1	348.9	2,013.7
Amortization	—	—	54.2	4.4	14.0	72.6
Disposals	—	—	(0.1)	—	—	(0.1)
Changes in foreign exchange	—	—	14.8	0.5	4.1	19.4
Balance, March 31, 2026	—	—	1,716.6	22.0	367.0	2,105.6

Carrying amounts
At December 31, 2025	$6,894.9	$526.4	$1,052.9	$54.1	$123.6	$8,651.9
At March 31, 2026	$7,012.5	$528.1	$1,034.2	$50.7	$124.2	$8,749.7

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2025	$1,170.5
Provisions	16.1
Adjustment for discount and inflation rates	16.9
Accretion	14.2
Expenditures	(3.7)
Changes in foreign exchange	18.1
Balance, March 31, 2026	1,232.1
Less: Current portion of landfill closure and post-closure obligations	(46.1)
Non-current portion of landfill closure and post-closure obligations	$1,186.0

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2025.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at March 31, 2026, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $36.7 million ($35.3 million as at December 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	March 31, 2026	December 31, 2025
Revolving credit facility	$1,185.1	$750.6
Notes(1)
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(2)	1,045.4	1,028.0
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(3)	1,393.9	1,370.6
4.000% USD senior notes (“4.000% 2028 Notes”)(4)	1,045.4	1,028.0
4.750% USD senior notes (“4.750% 2029 Notes”)(5)	1,045.4	1,028.0
4.375% USD senior notes (“4.375% 2029 Notes”)(6)	766.6	753.8
6.625% USD senior notes (“6.625% 2032 Notes”)(7)	697.0	685.3
5.500% USD senior notes (“5.500% 2034 Notes”)(8)	1,393.9	—
4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”)(9)	292.7	287.8
Other	518.8	494.6
Subtotal	9,384.2	7,426.7
Discount	(4.8)	(5.1)
Derivative liability	61.6	55.6
Deferred finance costs	(65.9)	(54.6)
Total long-term debt	9,375.1	7,422.6
Less: Current portion of long-term debt	—	—
Non-current portion of long-term debt	$9,375.1	$7,422.6

Total long-term debt	9,375.1	7,422.6
Less: Derivative asset	(50.2)	(21.0)
Total long-term debt, net of derivative asset	$9,324.9	$7,401.6

(1)	Refer to Note 14 for additional information on the hedging arrangements related to the Notes.
(2)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(3)	The 6.750% 2031 Secured Notes bear interest semi-annually which commenced on January 15, 2024 with principal maturing on January 15, 2031. Collateral securing the 6.750% 2031 Secured Notes has been released pursuant to the terms of the indenture governing such notes. As a result, the notes are no longer secured.
(4)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.
(5)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(6)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.
(7)	The 6.625% 2032 Notes bear interest semi-annually which commenced on October 1, 2024 with principal maturing on April 1, 2032.
(8)	The 5.500% 2034 Notes bear interest semi-annually commencing on August 1, 2026 with principal maturing on February 1, 2034.
(9)	The 4.375% Bonds bear interest semi-annually which commenced on May 15, 2025 with an initial mandatory tender date of October 1, 2031.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through April 29, 2025 (the “Revolving Credit Agreement”), GFL has access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars), a $25.0 million revolving credit facility (available in US dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/Prime plus 0.125% to 0.750%. As of March 31, 2026, the applicable effective CORRA/SOFR borrowing rate was between 4.116% to 5.282%, depending on whether borrowings are drawn in Canadian or US dollars. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at March 31, 2026 and December 31, 2025, GFL was in compliance with these covenants.

Tax-exempt bonds

Industrial revenue bonds are tax-exempt municipal debt securities issued by a government agency on our behalf and sold only to qualified institutional buyers. On October 8, 2024, GFL participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds issued by Florida Development Finance Corporation. The bonds bear interest at 4.375% payable semi-annually which commenced on May 15, 2025 and have an initial mandatory tender date of October 1, 2031. The bonds are unsecured and guaranteed jointly and severally, fully and unconditionally by GFL and certain of its subsidiaries.

Other

Certain of GFL’s non-wholly owned subsidiaries have stand alone credit facilities included in other in long-term debt. The details of those facilities are as follows: (a) a term loan of US$127.0 million (of which US$125.4 million was drawn as at March 31, 2026 and US$127.0 million was drawn as at December 31, 2025) and a US$30.0 million revolving credit facility (of which $nil was drawn as at March 31, 2026 and December 31, 2025) that mature on September 21, 2030 and have a borrowing rate of base or SOFR rate plus 1.500% to 4.000%; and (b) a term loan of US$170.0 million (of which US$161.5 million was drawn as at March 31, 2026 and US$163.6 million was drawn as at December 31, 2025) and a US$100.0 million revolving credit facility (of which US$85.0 million was drawn as at March 31, 2026 and US$70.0 million was drawn as at December 31, 2025) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.000% and 3.250%.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended March 31,
	2026	2025(1)
Interest	$115.8	$140.2
Amortization of deferred financing costs	2.7	23.4
Accretion of landfill closure and post-closure obligations	14.2	12.2
Other finance costs	6.9	34.6
Interest and other finance costs	$139.6	$210.4

(1) Includes reclassification of $30.5 million into Other from Termination of hedged arrangements.

9.	(LOSS) INCOME PER SHARE

The following table presents GFL’s (loss) income per share for the periods indicated:

	Three months ended March 31,
	2026	2025
Net (loss) income attributable to GFL Environmental Inc.	$(215.7)	$3,409.6

Less:
Net income from discontinued operations	—	3,620.8
Amounts attributable to preferred shareholders	11.2	14.9
Adjusted net loss from continuing operations	(226.9)	(226.1)

Weighted and diluted weighted average number of shares outstanding	358,492,750	391,360,731

Basic and diluted (loss) income per share
Continuing operations	$(0.63)	$(0.58)
Discontinued operations	—	9.25
Total operations	$(0.63)	$8.67

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs, PSUs and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended March 31,
	2026	2025
Residential	$393.2	$362.4
Commercial/industrial	761.4	722.0
Total collection	1,154.6	1,084.4
Landfill	278.5	263.3
Transfer	210.7	217.7
Material recovery	120.7	122.0
Other	78.0	74.3
Gross revenue	1,842.5	1,761.7
Intercompany revenue	(198.7)	(201.6)
Revenue	$1,643.8	$1,560.1

11.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended March 31, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$589.4	$(53.5)	$535.9	$167.8
USA	1,253.1	(145.2)	1,107.9	373.2
Solid Waste	1,842.5	(198.7)	1,643.8	541.0
Corporate	—	—	—	(62.5)
Total	$1,842.5	$(198.7)	$1,643.8	$478.5

	Three months ended March 31, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$551.8	$(57.8)	$494.0	$137.7
USA	1,209.9	(143.8)	1,066.1	360.2
Solid Waste	1,761.7	(201.6)	1,560.1	497.9
Corporate	—	—	—	(71.8)
Total	$1,761.7	$(201.6)	$1,560.1	$426.1

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of net loss from continuing operations to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,
	2026	2025
Net loss from continuing operations	$(219.2)	$(213.9)
Add:
Depreciation of property and equipment	273.7	257.9
Amortization of intangible assets	72.6	61.4
Interest and other finance costs	139.6	210.4
Income tax recovery	(53.0)	(52.4)
Loss (gain) on foreign exchange	93.7	(5.7)
(Gain) loss on sale of property and equipment	(3.6)	3.2
Change in value on Call Option	10.0	—
Share of net loss of investments accounted for using the equity method(1)	60.7	55.3
Share-based payments	37.6	58.4
Transaction costs	9.8	21.2
Acquisition, rebranding and other integration costs	9.2	1.5
Founder/CEO remuneration(2)	36.4	20.8
Other	11.0	8.0
Adjusted EBITDA	$478.5	$426.1

(1)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(2)	Consists of cash payment to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	March 31, 2026	December 31, 2025
Canada	$1,947.1	$1,942.0
USA	5,593.5	5,479.3
Total	$7,540.6	$7,421.3

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SHAREHOLDERS' CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares (“MVS”), (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2025	346,110,312	11,812,964	13,063,727	370,987,003
Issued as partial consideration for acquisitions	93,315	—	—	93,315
Converted from RSUs	672,409	—	—	672,409
Balance, March 31, 2026	346,876,036	11,812,964	13,063,727	371,752,727

Normal course issuer bid

On February 27, 2026, the Toronto Stock Exchange accepted GFL’s notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2026 and ending March 2, 2027. Under the NCIB, a maximum of 27,396,513 subordinate voting shares may be repurchased by GFL. During the three months ended March 31, 2026, GFL repurchased nil subordinate voting shares under the NCIB (7,618,758 subordinate voting shares during the three months ended March 31, 2025).

All subordinate voting shares repurchased by GFL under the NCIB will be cancelled.

Share options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”)

Share options

The number of share options held by certain executives with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2025 and March 31, 2026	22,287,502	$33.09
Vested share options, March 31, 2026	16,799,502	$32.81

For the three months ended March 31, 2026, there were no share options cancelled, expired or forfeited.

For the three months ended March 31, 2026, the total compensation expense related to share options amounted to $0.7 million ($2.1 million for the three months ended March 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs, DSUs and PSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)	PSUs	Grant date fair value (US$)
Outstanding, December 31, 2025	2,425,790	$41.67	145,555	$34.33	862,576	$42.96
Granted	314,178	43.57	6,498	43.85	457,400	48.96
Settled	(672,409)	40.72	—	—	—	—
Forfeited	(25,750)	36.06	—	—	—	—
Outstanding, March 31, 2026	2,041,809	$42.35	152,053	$34.74	1,319,976	$45.04
Expected to vest, March 31, 2026	1,952,804	$42.52	152,053	$34.74	1,319,976	$45.04

For the three months ended March 31, 2026, there were no RSUs, DSUs or PSUs cancelled.

For the three months ended March 31, 2026, the total compensation expense related to RSUs amounted to $28.3 million ($55.9 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, the total compensation expense related to DSUs amounted to $0.4 million ($0.4 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, the total compensation expense related to PSUs amounted to $8.2 million ($nil for the three months ended March 31, 2025).

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended March 31,
	2026	2025
Effects of changes in
Accounts payable and accrued liabilities	$(79.7)	$(79.7)
Trade and other receivables, net	(59.6)	39.9
Prepaid expenses and other assets	22.1	(1.7)
Changes in non-cash working capital items	$(117.2)	$(41.5)

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and 4.375% Bonds. The fair value hierarchy for these instruments are as follows for the periods indicated:

	March 31, 2026
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,386.0	$7,342.3	$—	$7,342.3	$—
4.375% Bonds	292.7	293.4	—	293.4	—

	December 31, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,892.0	$5,945.9	$—	$5,945.9	$—
4.375% Bonds	287.8	291.2	—	291.2	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

Financial risk management objectives

There were no changes to the financial risk management policies disclosed in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	COMMITMENTS

Letters of credit

As at March 31, 2026, GFL had letters of credit totaling approximately $417.6 million outstanding ($415.4 million as at December 31, 2025), which are not recognized in the Interim Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility (defined below). Interest expense in connection with these letters of credit was $1.7 million for the three months ended March 31, 2026 ($2.1 million for the three months ended March 31, 2025).

Under the unsecured demand letter of credit and demand guarantee facility agreement dated as of September 5, 2025 (the “EDC Guaranteed LC Facility”), GFL has access to $200.0 million of letters of credit that are 100% guaranteed by Export Development Canada. As of March 31, 2026, the Company had $142.6 million in outstanding letters of credit under the EDC Guaranteed LC Facility ($140.2 million as at December 31, 2025).

Performance bonds

As at March 31, 2026, GFL had issued performance bonds totaling $2,008.7 million ($1,936.4 million as at December 31, 2025).

16.	RELATED PARTY TRANSACTIONS

In connection with Patrick Dovigi’s relocation to the United States, GFL agreed to satisfy any tax obligations arising from the relocation. In 2025, GFL paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three months ended March 31, 2026, GFL paid $3.8 million ($2.8 million for the three months ended March 31, 2025) in aggregate lease payments to related parties.

For the three months ended March 31, 2026, GFL entered into transactions with Green Infrastructure Partners Inc. which resulted in revenue of $0.6 million ($3.4 million for the three months ended March 31, 2025) and net receivables of $0.4 million as at March 31, 2026 (net payables of $0.5 million as at December 31, 2025).

For the three months ended March 31, 2026, GFL entered into transactions with GFL Environmental Services which resulted in revenue of $7.7 million ($2.9 million for the three months ended March 31, 2025), deferred revenue of $58.7 million as at March 31, 2026 ($62.6 million as at December 31, 2025) and net payables of $11.1 million as at March 31, 2026 ($43.7 million as at December 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	DISCONTINUED OPERATIONS

The results of GFL Environmental Services are presented as a single amount on the statement of operations and comprehensive (loss) income. The post-tax results of the discontinued operations for the periods indicated are as follows:

	Three months ended March 31,
	2026	2025
Revenue	$—	$237.0
Expenses	—	209.1
Income before income taxes	—	27.9
Income tax expense	—	0.6
Net income	—	27.3
Gain on disposal	—	4,466.8
Income tax on gain on disposal	—	873.3
Net income from discontinued operations	—	3,620.8
Reclassification to net income of foreign currency translation adjustment on divestiture	—	(176.5)
Total comprehensive income from discontinued operations	$—	$3,444.3

Cash flow information for GFL Environmental Services is as follows:

	Three months ended March 31,
	2026	2025
Operating cash flows from discontinued operations	$—	$69.6
Investing cash flows used in discontinued operations	—	(18.0)
Financing cash flows used in discontinued operations	—	(40.2)
Changes due to foreign exchange revaluation of cash	—	0.2
Increase in cash from discontinued operations	$—	$11.6

18.	SUBSEQUENT EVENTS

Subsequent to March 31, 2026, GFL completed 5 acquisitions, each of which GFL considers to be individually immaterial, for a combined purchase price of approximately $1,437.6 million, part of which was satisfied through the issuance of subordinate voting shares. GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities.

On April 12, 2026, GFL entered into a definitive agreement pursuant to which it has agreed to acquire all of the issued and outstanding common shares of SECURE Waste Infrastructure Corp. The purchase price will be satisfied with a combination of GFL subordinate voting shares and cash.